SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             _______________________

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                           Trident Microsystems, Inc.
                          ----------------------------
                                (Name of Issuer)



                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    895919108
                                 --------------
                                 (CUSIP Number)


                                  May 14, 2009
             -------------------------------------------------------
             (Date of event which requires filing of this statement)




Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

             [ ]  Rule 13d-1(b)
             [x]  Rule 13d-1(c)
             [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            (Page 1 of 7 Pages)

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CUSIP No. 895919108              SCHEDULE 13G                  Page 2 of 7 Pages
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    1    NAME OF REPORTING PERSON:

                  Micronas Semiconductor Holding AG

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                  N/A
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a) |_|
                                                             (b) [x]
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    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

--------------------------------------------------------------------------------
         NUMBER OF             5    SOLE VOTING POWER:
          SHARES                    7,000,000
       BENEFICIALLY
                           -----------------------------------------------------
         OWNED BY              6    SHARED VOTING POWER:
           EACH
       REPORTING                    0
                           -----------------------------------------------------
          PERSON               7    SOLE DISPOSITIVE POWER:
           WITH                     7,000,000

--------------------------------------------------------------------------------
                               8    SHARED DISPOSITIVE POWER
                                    0

--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        7,000,000

--------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
            |_|
--------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        10.0%(1)

--------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON (see instructions):
        CO
--------------------------------------------------------------------------------

____________
(1) Pursuant to a purchase agreement dated March 31, 2009 entered into by and among (a) Trident Microsystems, Inc. ("Trident"), (b) Trident Microsystems (Far
East) Ltd. ("TMFE"), and (c) Micronas Semiconductor Holding AG ("Micronas") (such agreement the "Purchase Agreement"), on May 14, 2009 (the "Closing Date") Trident and TMFE delivered to Micronas consideration including: (i) 7,000,000 shares of Trident Common Stock; and (ii) warrants to acquire up to 3,000,000 additional shares of Trident Common Stock, which warrants are not yet exercisable. As a result of this transaction, Micronas is the direct beneficial owner (as that term is defined in Rule 13d-3 under the Exchange Act of 1934) of approximately 10.0% of the class of Trident Common Stock. This percentage calculation is based upon 62,926,329 shares of Trident Common Stock reported as outstanding (as of April 30, 2009) by Trident in its Form 10-Q filed with the Securities and Exchange Commission on May 8, 2009, plus the 7,000,000 shares of Common Stock issued to Micronas pursuant to the Purchase Agreement on the Closing Date (for a combined total of 69,926,329 shares outstanding). With respect to the warrants, a warrant to acquire one million shares of Common Stock will become exercisable on each of the second, third, and fourth anniversaries of the Closing Date. Because such warrants are not currently exercisable, nor will they by their terms become exercisable within 60 days of the date hereof, the shares of Common Stock underlying such warrants have been excluded from the calculation of the beneficial ownership percentage reported herein.

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CUSIP No. 895919108              Schedule 13G                  Page 3 of 7 Pages
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ITEM 1.

         (a)  NAME OF ISSUER:  Trident Microsystems, Inc.


         (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                              3408 Garrett Drive
                    Santa Clara, California, USA 95054-2803


ITEM 2(a).   NAME OF PERSON FILING:

                  Micronas Semiconductor Holding AG


         (b)  ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Technoparkstrasse 1, CH-8005
                  Zurich, Switzerland


         (c)  CITIZENSHIP:

                  Switzerland


         (d)  TITLE OF CLASS OF SECURITIES:

                  Common Stock


         (d)  CUSIP NO.:

                  895919108

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CUSIP No. 895919108              Schedule 13G                  Page 4 of 7 Pages
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ITEM 3. If this  statement is filed  pursuant to Section 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

         (a)   [ ]  Broker or dealer registered under section 15 of the Act
                    (15 U.S.C. 78o);

         (b)   [ ]  Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c);

         (c)   [ ]  Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c);

         (d)   [ ]  Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C 80a-8);

         (e)   [ ]  An investment adviser in accordance with Section 240.13d-1
                    (b)(1)(ii)(E);

         (f)   [ ]  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g)   [ ]  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h)   [ ]  A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   [ ]  A non-U.S. institution in accordance with Section 240.13d-1
                    (b)(1)(ii)(J);

         (k)   [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with
                    Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

              [Not Applicable]

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CUSIP No. 895919108                Schedule 13G                Page 5 of 7 Pages
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ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a) Amount beneficially owned: 7,000,000.

   (b) Percent of class: 10.0%(2).

   (c) Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote 7,000,000.

         (ii) Shared power to vote or to direct the vote 0.

         (iii) Sole power to dispose or to direct the disposition of 7,000,000.

         (iv) Shared power to dispose or to direct the disposition of 0.



__________
(2)  See footnote 1 above.

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CUSIP No. 895919108             Schedule 13G                   Page 6 of 7 Pages
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ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.  If this  statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].


ITEM 6.   OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable


ITEM 9. NOTICE OF DISSOLUTION OF GROUP. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


ITEM 10.  CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 895919108               Schedule 13G                 Page 7 of 7 Pages
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 20, 2009                    Micronas Semiconductor Holding AG


                                       By: /s/  Dr. Thomas Lustenberger
                                           -------------------------------------
                                           Dr. Thomas Lustenberger,
                                           Chairman of the Board


                                       By: /s/  Dr. Wolfgang Kalsbach
                                           -------------------------------------
                                           Dr. Wolfgang Kalsbach,
                                           Chief Executive Officer